

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

March 2, 2011

By facsimile to (314) 241-6056 and U.S. Mail

Mr. Douglas D. Hommert
Executive Vice President
FutureFuel Corp.
8235 Forsyth Boulevard, 4th Floor
Clayton, MO 63105

Re: FutureFuel Corp.
        Registration Statement on Form S-3
        Filed February 10, 2011
        File No. 333-172154

Dear Mr. Hommert:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments we may ask you to provide us information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

Risk Factors, page 6

1. We note these statements in the last paragraph: "The risks and uncertainties we have described herein are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations." Since FutureFuel is required to disclose all risks that it believes are material at this time, please delete these statements.

<u>Signatures, page 23</u>

2. FutureFuel's principal accounting officer or controller also must sign the registration statement in his capacity as such. Further, any person who occupies more than one of the specified positions, for example, principal accounting officer or controller and principal financial officer, must indicate each capacity in which he signs the registration statement. <u>See</u> Instructions 1 and 2 for signatures on Form S-3, and revise.

<u>Exhibit 3.1</u>

3. The EDGAR system's records reflect that the fourth amended and restated certificate of incorporation was filed as exhibit 3.3(f) to amendment 2 to the Form 10 filed on February 28, 2008. Please revise.

<u>Exhibit 5.1</u>

4. We note the references in the first and fifth paragraphs to warrant agreements, rights agreements, and unit agreements. File the forms of these agreements as exhibits to the registration statement. File also the forms of rights and units as exhibits to the registration statement.

5. We note the statements in the sixth paragraph that "We express no opinion as to whether the laws of any jurisdiction are applicable to the subject matter hereof. We are not rendering any opinion as to compliance with any federal or state law, rule or regulation relating to securities, or to the sale or issuance thereof." Since counsel may not "carve out" the law of the relevant jurisdiction and the legality of the registrant's actions under required state law matters, please revise. Further, please confirm that your forms of warrant agreement, rights agreement, and unit agreement will be governed by the laws of Delaware or Missouri. If governed by any other state, the opinion should be revised to include the laws of such state.

6. We note that the legality opinion includes significant assumptions about the actual (future) issuance of the securities. For example, refer to the assumptions under (ii), (iii), and (iv) in paragraphs 1, 2, 3, 4, and 5 of the opinion on pages 2 and 3. While we permit the legality opinion in the registration statement for a delayed shelf offering that is declared effective to include significant assumptions about the actual (future) issuance of the securities, you must file an amended or "clean" opinion as an exhibit to the registration statement whenever a takedown occurs. Further, the amended or "clean" opinion may not include the assumptions permitted in the earlier opinion. Please confirm that you concur with our understanding of the legality opinions permitted and required for a delayed shelf offering under the federal securities laws.

7. We note the statement in the sixth paragraph that "Our opinion is based on these laws as in effect on the date hereof" and the statement is the last paragraph that "This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes in the facts stated or assumed herein or any subsequent changes in applicable law." Since the opinion must speak of the registration statement's effective date, please delete these statements. Alternatively, file a new opinion immediately before the registration statement's effective date.

<u>Closing</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Edward M. Kelly, Senior Counsel, at 202-551-3728 or me at (202) 551-3765 if you have questions about comments or related matters.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Leonard J. Essig, Esq.
        Lewis, Rice & Fingersh, L.C.
        600 Washington Avenue, Suite 2500
        St. Louis, MO 63101